UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number 1-14228

Cameco Corporation

(Translation of Registrant’s Name into English)

2121-11th Street West

Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F ✓

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated June 25, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2026	Cameco Corporation

By: /s/ R. Liam Mooney
R. Liam Mooney
Senior Vice-President and Chief Legal Officer